UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003.

NORTHGATE EXPLORATION LIMITED

(Translation of registrant’s name into English)

2050 — 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F [   ]      Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

TABLE OF CONTENTS

SIGNATURES
MESSAGE TO SHAREHOLDERS
OPERATING RESULTS
OPERATIONS
KEMESS NORTH PROJECT
CORPORATE DEVELOPMENTS
2003 EXPLORATIONPROGRAM
OUTLOOK
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SHAREHOLDER INFORMATION
SELECTED QUARTERLY FINANCIAL DATA

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: May 27, 2003.

(signed)

Kenneth G. Stowe President and Chief Executive Officer

Productivity > Exploration > Growth

EUCLID

Northgate Exploration Limited

First Quarter Report – March 31, 2003

MESSAGE TO SHAREHOLDERS
(All dollar amounts are stated in US dollars unless otherwise indicated)

OPERATING RESULTS
Management’s Discussion and Analysis

Northgate reported cash flow from operations (before changes in working capital) of $4,085,000 in the first quarter of 2003 compared with cash flow of $3,666,000 during the same period last year. The net loss for the quarter was $4,379,000 or $0.02 per common share compared with a net loss of $3,549,000 or $0.16 per common share during the same period last year.

     Northgate’s total revenues for the first quarter were $26,355,000 compared with $25,486,000 for the corresponding period in 2002, reflecting higher gold and copper prices which more than offset lower gold and copper production. The average metal prices received on sales in the first quarter of 2003 were approximately $352 per ounce of gold and $0.75 per pound of copper compared with $291 per ounce and $0.71 per pound last year. Revenues in the first quarter of 2002 included $1,300,000 from call option premiums and other gold hedging activities.

     Total operating expenses in the first quarter of 2003 increased to $21,079,000 from $19,607,000 in the corresponding period of 2002, as a result of the higher mine output and higher mill throughput in the current quarter. Northgate’s cash cost in the first quarter of 2003 was $255 per ounce, $57 per ounce higher than the comparable quarter in the previous year. The higher cost was the result of the substantial increase in waste stripping, lower gold production, a reduced by-product credit from copper and a stronger Canadian dollar during the quarter. Under the Gold Institute cash cost methodology, where stripping costs in excess of the life-of-mine average are excluded from cash cost, Northgate’s cash cost would have been $213 per ounce in the first quarter of 2003 compared with $190 per ounce in the same period of 2002.

     Net interest expense declined to $952,000 for the three months ended March 31, 2003 from $1,644,000 during the corresponding period in 2002. The reduction in interest expense is attributable to a substantial reduction in the Corporation’s long-term debt as a result of the equity financing completed in June 2002.

     Administrative and general expenses increased in the first quarter of 2003 to $918,000 from $352,000 in the same quarter of 2002, as a result of expensing stock options and certain non-recurring items including legal costs.

     Depreciation and depletion expenses in the first quarter were $7,864,000, compared with $6,958,000 in the same quarter of 2002. The higher depreciation charge was the result of the larger quantity of ore mined and a change to the amortization rate resulting from the Kemess South reserve optimization completed in December 2002.

     Capital expenditures during the first quarter totaled $1,380,000 compared with $4,368,000 in the first quarter of last year when the thirteenth haul truck was added to the Kemess fleet. As a result of the acquisition of the 5% minority interest in Kemess Mines Ltd., $3,378,000 was added to Northgate’s mineral property, plant and equipment during the first quarter of 2003.

OPERATIONS
Kemess South Mine

The Kemess South mine produced 62,000 ounces of gold and 17.1 million pounds of copper during the first quarter of 2003 compared to 68,193 ounces of gold and 18.5 million pounds of copper in the comparable period of 2002. Metal production during the first quarter was less than the comparable quarter of 2002 because lower head grade ore was mined from the eastern section of the pit as part of the planned mining sequence.

     A record 13.0 million tonnes of ore and waste were removed from the Kemess South pit due in part to the exceptional availability of the mine’s haul truck fleet which posted a mechanical availability of 89%, 4% higher than the 2002 average.

     The Kemess mill achieved its target of 90% availability during the first quarter and processed an average of 49,532 tonnes per day, a 5% improvement over last year’s average. Recoveries of gold and copper remained at high levels during the first quarter despite the lower grade ore processed. Further throughput improvements are anticipated due to the integration of an expert computer system in the grinding circuit. Commissioning of the expert system began in early April 2003 and on April 27,the mill processed 73,870 tonnes of hypogene ore, far surpassing the previous daily record of 68,237 tonnes. Early indications are that the average increase in throughput resulting from the installation of the expert system will be significantly greater than the 3% figure upon which the investment was justified.

     The following table provides a summary of operations for the first quarter of 2003, compared with the comparable period in 2002.

(100% of production basis)	1Q03	1Q02

Tonnes mined (ore plus waste)	13,032,056	10,527,566
Tonnes milled (ore)	4,457,876	4,228,644
Average mill operating rate (tpd)	49,532	46,985
Gold grade (gmt)	0.601	0.721
Copper grade (%)	0.207	0.246
Gold recovery (%)	72	69
Copper recovery (%)	84	80
Gold production (ounces)	62,000	68,193
Copper production (000s pounds)	17,151	18,451
Cash cost ($/ounce)
Full absorption method	255	198
Gold Institute method	213	190

     The Kemess South mine maintained its exemplary safety record during the quarter, with no lost time incidents.

     As part of the scheduled mining sequence, Northgate is currently processing ore that is lower grade than the average reserve grade. This will continue until the end of the second quarter, at which time the mill is scheduled to process significantly higher-grade ore for the balance of the year.

KEMESS NORTH PROJECT

     Engineering work continues on Kemess North toward the completion of a pre-feasibility study by mid-year. Northgate’s in-house project team is in the process of evaluating various alternative development scenarios with input from independent engineering consultants. Preliminary engineering designs and capital and operating cost estimates are being generated.

CORPORATE DEVELOPMENTS

In February 2003, Northgate acquired the 5% minority interest in Kemess Mines Ltd. from Royal Oak Ventures Inc. in exchange for 7,186,000 common shares of Northgate. The purchase consolidated Northgate’s ownership interest in the Kemess South mine and related assets, including the Kemess North project and the highly prospective portfolio of exploration claims surrounding the Kemess South mine. Combined, these assets have in excess of 11 million ounces of gold and 3.4 billion pounds of copper in mineral reserves and resources.

     The Corporation also entered into an Option and Joint Venture Agreement with StrataGold Corporation whereby Northgate can acquire an initial 51% interest in the Hyland gold property located in the Quartz Lake area in southeast Yukon. The Hyland property consists of 226 mineral claims covering 40 square kilometres. Under the initial option, Northgate can earn a 51% interest in the properties by making a minimum of $3.5 million in exploration expenditures over four years, including a commitment to spend $500,000 in 2003. The Hyland property has the potential to host a large sediment-hosted gold deposit similar to those in the Carlin gold district of Nevada.

     On February 28,2003,the Corporation settled the last claim relating to the unresolved construction liens at the Kemess South mine for approximately $3,232,000. This amount was fully provided for in 2002 and there was no effect on Northgate’s first quarter earnings in 2003.

2003 EXPLORATION PROGRAM

Northgate is planning a $1.75 million, 14,500-metre exploration program for the 2003 field season. Diamond drilling will remain focused in the highly prospective area surrounding the Kemess South mine with smaller programs at the Brenda and Croy properties located 28 kilometres to the north and 73 kilometres to the south of the mine, respectively. In June, the exploration program at the Hyland property in southeast Yukon will begin as part of the agreement with StrataGold.

     A 20-hole, 10,000-metre diamond drilling program with two drill rigs is scheduled to begin on exploration claims immediately surrounding the Kemess South mine. The Nugget Zone and Kemess Centre will be prominent targets based upon the integration of new geological, geophysical and remote sensing data gathered during 2002.

     In August, as part of Northgate’s desire to explore the broader Toodoggone region of British Columbia, a minimum of three drill holes are currently planned to complete the initial assessment of the Brenda property and a further three to four holes are planned for the Croy property. The Croy property was identified and staked by Northgate in 2002 on the basis of the airborne geophysical surveys flown last year.

     At Hyland, two targets will be drill tested by a planned 12-hole, 2,000-metre program starting in June. The Main Zone gold resource correlates with both a large aeromagnetic anomaly and a 3,200-metre long zone of anomalous geochemistry. Previous shallow drilling and trenching intersected mineralization grading 1.0 — 5.0 gmt gold over meaningful widths of

10 — 40 metres. A second geochemical anomaly was discovered over a 500 x 500 metre area situated four kilometres to the south of the Main Zone and will provide an attractive drill target.

OUTLOOK

     We are pleased with the consistency of our operations as evidenced by the results during the first quarter and over the past year and are still on schedule to produce a total of approximately 290,000 ounces of gold and over 73 million pounds of copper during 2003 as ore grade returns to mine average over the balance of the year. Improving our cash cost per ounce remains a focus and this should be helped by the higher ore grade scheduled for the second half and a recovery in the copper market that is anticipated over the balance of the year. The Kemess North pre-feasibility study is well underway and should be completed by the end of June. We are also looking forward to another promising field season of drilling in the Kemess camp and surrounding area including an exciting start to our involvement at the Hyland Gold property.

Terry Lyons	Ken Stowe
Chairman	President and Chief Executive Officer

May 1,2003

Note: This Interim Report contains forward-looking statements concerning the Corporation’s business and operations. The Corporation cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Corporation’s actual results could differ materially from those expressed or implied in such statements. Reference should be made to the Corporation’s most recent Annual Information Form for a description of the major risk factors.

CONSOLIDATED BALANCE SHEETS

	March 31	December 31
(Expressed in thousands of US dollars)	2003	2002

	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$7,160	$4,401
Concentrate settlements and other receivables	9,693	13,982
Inventories	8,299	7,652

	25,152	26,035
Other assets	11,529	11,215
Mineral property, plant and equipment	195,375	198,481

	$232,056	$235,731

LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$11,722	$15,655
Short-term debt	3,743	—
Current portion of capital lease obligations	3,039	2,675
Current portion of long-term debt	9,750	9,000

	28,254	27,330
Capital lease obligations	8,311	9,871
Long-term debt	52,500	55,500
Provision for site closure and reclamation	11,144	10,298

	100,209	102,999
Non-controlling interest	—	3,393
Shareholders’ equity (note 2)	131,847	129,339

	$232,056	$235,731

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of US dollars, except per share amounts)	Three months ended March 31

(Unaudited)	2003	2002

Revenue	$26,355	$25,486

Operating costs	21,079	19,607
Administrative and general	918	352

	21,997	19,959

Earnings before interest, taxes, depreciation and depletion and other	4,358	5,527
Other expenses:
Depreciation and depletion	7,864	6,958
Net interest	952	1,644
Exploration	517	40
Currency translation losses (gains)	(859)	226
Mining and capital taxes	244	331
Non-controlling interest	19	(123)

	8,737	9,076

Earnings (loss)for the period	$(4,379)	$(3,549)

Earnings (loss) per share — basic and diluted	$(0.02)	$(0.16)

Weighted average shares outstanding:
Basic	194,946,459	32,010,254
Diluted	196,148,603	32,962,623

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(Expressed in thousands of US dollars)	Three months ended March 31

(Unaudited)	2003	2002

Retained earnings (deficit) at beginning of period
As previously reported	$(48,486)	$(31,640)
Adjustment for retroactive change in accounting for stock-based compensation (note 2b))	(36)	—

Retained earnings (deficit) at beginning of period as restated	(48,522)	(31,640)
Earnings (loss) for the period	(4,379)	(3,549)
Interest on capital securities	—	(1,437)

Retained earnings (deficit) at end of period	$(52,901)	$(36,626)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)	Three months ended March 31

(Unaudited)	2003	2002

CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the period	$(4,379)	$(3,549)
Non-cash items:
Depreciation and depletion	7,864	6,958
Non-controlling interest	19	(123)
Unrealized currency translation losses (gains)	246	—
Accrual for site closure and reclamation	71	39
Amortization of deferred financing charges	145	325
Stock-based compensation	119	16

	4,085	3,666
Changes in non-cash operating working capital:
Concentrate settlements and other receivables	4,289	3,321
Inventories	(647)	(3,573)

Accounts payable and accrual liabilities	(3,933)	6,017

	3,794	9,431
Investments
Additions to other assets	70	—
Additions to mineral property, plant and equipment	(1,380)	(4,368)

	(1,310)	(4,368)

Financing
Repayment of capital lease obligations	(1,196)	(687)
Repayment of debt	(2,250)	(3,263)
Issuance of debt	3,743	7,750
Issuance of preferred shares	—	56,475
Issuance of common shares and warrants	(22)	30,199
Draw (repayment) of capital securities	—	(88,656)

	275	1,818

Increase (decrease) in cash and cash equivalents	2,759	6,881
Cash and cash equivalents at beginning of period	4,401	804

Cash and cash equivalents at end of period	$7,160	$7,685

Supplementary information
Cash paid during the period for:
Interest on capital securities	$—	$14,859
Other interest	$649	$990
Income taxes	$—	$—
Non-cash financing activities:
Issuance of common shares for acquisition of non-controlling interest in Kemess Mines Ltd.	$6,790	$—

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31,2003 and 2002
(Dollar amounts in tables are expressed in thousands of United States dollars) (Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements including the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2002. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31,2003.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2002 except as disclosed in note 2(b).

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	SHAREHOLDERS’ EQUITY

	March 31, 2003	December 31, 2002

Common shares (a)	$175,980	$169,212
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	155	36
Retained earnings (deficit)	(52,901)	(48,522)

	$132,847	$129,339

(a) Common shares

	Number of shares	Amount

Balance, December 31, 2002	191,273,615	$169,212
Issued in 2003:
For acquisition of non-controlling interest of Kemess Mines Ltd.	7,186,000	6,790
Share issuance costs	—	(22)

Balance, March 31, 2003	198,459,615	$175,980

(b) Stock-based Compensation

During 2003, the Corporation changed its method of accounting for stock-based compensation awards granted to directors and employees. Formerly, the Corporation elected not to follow the fair value method for options granted to directors and employees and accordingly, did not record any stock-based compensation expense in its financial statements because the exercise price is equal to the market price at the date of grant. The Corporation disclosed the fair value of stock-based compensation awards in the notes to its financial statements. Effective January 1, 2003, the Corporation changed the method of application of its stock-based compensation accounting policy so as to charge the fair value of stock-based compensation awards to compensation expense with a corresponding credit to shareholders’ equity under contributed surplus. This change has been applied retroactively and has increased the loss previously reported for the three months ended March 31, 2002 by $16,000 and for the year ended December 31, 2002 by $36,000, with corresponding increases in deficit and fair value of stock options in shareholders’ equity as at March 31, 2002 and December 31, 2002.

During the three months ended March 31, 2003, the Corporation granted 525,000 options to employees exercisable at Cdn$1.84 per share for five years. 20% of these options vested immediately with the balance vesting in equal amounts on the anniversary of the grant date over the next four years. The fair value of share options vested in the three months ended March 31, 2003 is $119,000.

The fair value of share options granted during the first quarter of 2003 was estimated using the Black-Scholes option-pricing model with the following assumptions:

For Options Granted in Q1 2003

Risk-free interest rate	3.5%
Annual dividends	—
Expected stock price volatility	63%
Expected option life	3 years

3.	FINANCIAL INSTRUMENTS

At March 31, 2003, Kemess Mines Ltd. had forward sale commitments with major financial institutions to deliver 350,000 ounces of gold at an average accumulated price of $302 per ounce. These forward sales commitments are in the form of short-dated spot deferred contracts. A portion of the position may be brought and settled into income in 2003 and a portion will eventually be rolled into future years as part of the Corporation’s commitments under its project loan. The unrealized loss on these spot deferred contracts at March 31, 2003 was approximately $11,497,000.

At March 31, 2003, Kemess Mines Ltd. had entered into contracts to sell $25,000,000 in the remainder of 2003 at an average exchange rate of Cdn$1.5884. The unrealized gain on these foreign exchange contracts was approximately $2,000,000 at March 31, 2003.

NORTHGATE EXPLORATION LIMITED is a gold and copper mining company focussed on operations and opportunities in North and South America. Our principal assets are the Kemess South mine in north-central British Columbia, which produces 290,000 ounces of gold and 75 million pounds of copper per year and the adjacent Kemess North project, which is currently the subject of a feasibility study.

SHAREHOLDER INFORMATION

Transfer Agent	Stock Exchange Listing
Shareholder enquiries relating to address changes and share certificates should be directed to:	Toronto Stock Exchange Stock Symbol: NGX
Computershare Investor Services	Warrant Symbols: NGX.WT / NGX.WT.A
510 Burrard Street Vancouver, British Columbia V6C 3B9 Canada Telephone: (604) 661-0222 1-888-661-5566 (Toll free in Canada and the U.S.A.) Telecopier: (604) 669-1548	Shareholders and investors requiring additional information should contact the Corporation at (604) 688-4435 or by email at ngx@bcpacific.com or visit our web site at www.northgateexploration.ca

CORPORATE OFFICES

Northgate Exploration Limited 1055 West Georgia Street Suite 2050, P.O. Box 11179 Royal Centre Vancouver, British Columbia V6E 3R5 Canada Telephone: (604) 688-4435 Telecopier: (604) 687-3419	Kemess South Mine P.O. Box 3519 Smothers, British Columbia V0J 2N0 Canada Telephone: (604) 881-8400 Telecopier:(604) 881-8418

SELECTED QUARTERLY FINANCIAL DATA

	2003	2002 Quarter Ended				2001 Quarter Ended

	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Revenue, investment and other income	$26,355	$32,645	$28,062	$26,405	$23,880	$21,915	$24,245	$24,471	$27,732
Earnings income (loss)	(4,379)	356	982	(12,048)	(3,533)	(7,751)	(2,511)	(660)	1,010
Earnings (loss) per share	(0.02)	0.00	0.01	(0.17)	(0.16)	(0.31)	(0.14)	(0.09)	(0.04)